--------------------------------------------------------------------------------
SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03)           CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER
                                                      --------------------------
                                                      CUSIP NUMBER
                                                      --------------------------

(Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended:March 31, 2004
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------------------------

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
--------------------------------------------------------------------------------
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

SPSS Inc.
-------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable

233 S. Wacker Drive
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
-------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in its press release dated March 15, 2004, SPSS is in the process of restating prior year and quarterly results to reflect the accounting for its October 2001 agreement with America Online (AOL) on a basis consistent with the accounting for its October 2003 amended agreement with America Online (AOL).

As reported in its press release dated March 30, 2004, while performing the AOL restatement, SPSS discovered errors in its deferred revenue accounts made during fiscal year 2001. Despite the limited scope of the identified errors, SPSS elected to thoroughly review, and have its auditors verify, all of its deferred revenue accounts before releasing restated financial statements for 2001 and 2002 as well as its previously unreleased financial statements for 2003.

As reported in its press release dated April 7, 2004, the Audit Committee of the Board of Directors of SPSS has undertaken an independent review of the Company's deferred revenue accounts as well as its internal controls and related matters.

As a result of the foregoing facts, the financial statements to be included in the Company's Annual Report on Form 10-K for fiscal year 2003 have not been completed and KPMG has not completed its audit of such financial statements. The Company anticipates filing its Annual Report on Form 10-K as quickly as possible following the completion of the Audit Committee review, the completion of the Company's restatement of its prior results, the completion of the financial statements for fiscal year 2003 and the completion of KPMG's independent audit of both the restated and the 2003 financial statements.

SPSS will seek to complete its quarterly financial statements and file its Annual Report on Form 10-Q for the fiscal quarter ended March 31, 2004 as quickly as possible after the filing of its Annual Report on Form 10-K for fiscal year 2003.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Edward Hamburg                          (312)              651-3000
-----------------------------------  -----------  ------------------------------
               (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                         Yes /  / No /X /

SPSS has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2003.
--------------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes /X / No /  /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

It is anticipated that changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Quarterly Report on Form 10-Q of SPSS for the fiscal quarter ended March 31, 2004. As described above, however, SPSS is currently in the process of restating its prior results and reviewing certain accounting errors, and the Audit Committee is in the process of completing its independent review. SPSS will not be able to make an accurate comparison between its operating results for the fiscal quarter ended March 31, 2004 and the operating results for the corresponding period for the last fiscal year until (i) the Audit Committee completes its independent review, (ii) SPSS completes the restatement of its prior results, (iii) SPSS completes the preparation of the financial statements for fiscal year 2003, (iv) KPMG completes its independent audit of both the restated and the 2003 financial statements and (v) SPSS completes the preparation of the financial statements for the fiscal quarter ended March 31, 2004.


                                   SPSS Inc.
       ------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 11, 2004           By  /s/ Edward Hamburg
    ------------------------    ------------------------------------------------
                                 Edward Hamburg
                                 Executive Vice President, Corporate Operations,
                                 Chief Financial Officer and Secretary



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

--------------------------------------------------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).